EXHIBIT 1.0

Ceragenix Presents Positive Data on its Novel Antimicrobial Medical Device Coating at International Conference on Infectious Diseases

DENVER, December 20, 2005 -- Ceragenix Pharmaceuticals, Inc. ("Ceragenix" or the "Company"), a development stage biopharmaceutical company, (CGXP.OB) today announced that it presented in vitro data at a leading international conference on infectious disease. In its presentation, Ceragenix showed that its novel antimicrobial device coating, when challenged in separate experiments by high levels of staphylococcus aureus and E. Coli, was highly effective in completely preventing bacterial colonization on titanium surfaces and in eradicating the bacteria in the surrounding fluid. The data was presented in one of five poster presentations on Ceragenix's cationic steroid antibiotic ("CSA") technology at the ICAAC conference held in Washington, DC, December 16 to 20th.

          Every year nearly 2 million Americans acquire infections while hospitalized and over 90,000 die from such hospital acquired infections. Nearly 1 million of these infections are the result of implantation of medical devices such as urinary catheters, central venous catheters, endotracheal tubes, pacemakers, orthopedic implants, and fixator pins whose presence in the body acts as a focal point for bacterial adhesion, growth and infection. Certain of these infections are life-threatening and lead to over 50,000 deaths per year. Non-lethal infections prolong hospital stays, complicate recoveries and increase costs. Experts estimate that the cost of treating medical-device related infections may run into the billions of dollars annually.

          One of the approaches to this problem has been to apply antibiotics or antiseptics (silver) as a coating to various medical devices. All current approved antimicrobial coated medical devices rely on "drug elution" where the drug applied to the device diffuses out from the device into the surrounding tissue to create a "zone of inhibition" to reduce bacterial adhesion to the device. One of the limitations of the "drug eluting" approach is that after a relatively short period of time (a few days to a few weeks) no more drug is present (it has all eluted off the device) and the antibacterial effect is then lost.

          Ceragenix's novel medical device coating, known as "Ceracide," is a development stage product based on its CSA technology invented by Dr. Paul B. Savage (Professor of Chemistry and Biochemistry at Brigham Young University). The CSA technology is a small molecule mimic of the naturally occurring antimicrobial peptides that form part of the human body's innate immune system. The Company believes that the Ceracide™ coating can be firmly attached to medical devices so that the CSA does not elute off into the surrounding tissue but remains attached to the medical device. Despite being attached to the medical device, the Company believes that the Ceracide™ coating will remain highly active and will be able not only to prevent bacterial colonization but to also eradicate the bacteria in the surrounding body fluid. It is believed to achieve this effect by drawing the negatively charged bacteria onto the positively charged coated surface where the bacterial membranes are disrupted by the CSA. A copy of the poster presentation may be obtained by going to the Company's website: www.ceragenix.com.

          According to Steven Porter, Ceragenix's Chief Executive Officer "The Ceracide™ coating represents an entirely new approach to reducing the unacceptably high level of medical-device related infections." Ceragenix plans to conduct long term studies to assess the efficacy of its Ceracide™ coating on various medical devices. Ceragenix has previously announced that it has entered into a Letter Agreement with the Centers for Disease Control (CDC) to evaluate the efficacy of the Ceracide™ coating using the CDC's Biofilm Reactor.

ABOUT CERAGENIX

Ceragenix is a development stage biopharmaceutical company focused on dermatology and infectious disease. Ceragenix's patented Barrier Repair Technology, invented by Dr. Peter Elias and licensed from the University of California, is the platform for the development of two prescription topical creams-Epiceram™ and Neoceram™ that form human-identical skin barriers. Defects in the skin's barrier function play critical roles in the pathogenesis of skin diseases such as eczema, irritant contact dermatitis and other common skin disorders. The Company's patented Cationic Steroid Antibiotic ("CSA") technology provides the basis for its novel antimicrobial medical device coating that may be attached to various medical devices to provide potentially long duration antimicrobial activity. Ceragenix also plans to develop CSAs for use as topical and systemic antibiotic therapies in the treatment of skin infections (MRSA), burn wound infections, eye infections and other indications.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, the following: the ability of the Company to raise capital in a timely manner, the ability of the Company to raise sufficient capital to finance its planned pharmaceutical activities, the FDA concurring with the Company that the 510(k) application is the appropriate approval process for Epiceram(TM), receiving the necessary marketing clearance approvals from the FDA, successful clinical trials of the Company's planned products, the ability of the Company to commercialize its planned products, market acceptance of the Company's planned products, and the Company's ability to successfully compete in the marketplace. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. For further information, please see the company's filings with the SEC, including its Forms SB-2, 10-KSB, 10-QSB and 8-K. The Company assumes no obligation to update its forward-looking statements to reflect actual results or changes in factors affecting such forward-looking statements.

Contacts:
Ceragenix
Steven S. Porter, 720-946-6440
or
CEOcast, for Ceragenix:
Ed Lewis, 212-732-4300